

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2019

David Kastin
Senior Vice President, General Counsel
Vitamin Shoppe, Inc.
300 Harmon Meadow Blvd.
Secaucus, New Jersey 07094

      Re: Vitamin Shoppe, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed September 30, 2019
          File No. 001-34507

Dear Mr. Kastin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services

cc: Michael P. Brueck